SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

PE

Date of report (Date of earliest event reported): August 13, 2002

Inco Limited

(Exact name of Registrant as specified in its charter)

Canada	**1-1143**	**98-0000676**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification Number)

145 King Street West, Suite 1500
Toronto, Ontario M5H 4B7
(Address of Principal Executive Offices)

Company's telephone number, including area code: (416) 361-7511

N/A
(Former name or former address, if changed since last report)

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits

(c) Exhibits

(99) Sworn Statements of the Chief Executive Officer and Chief Financial Officer of the Registrant pursuant to the Securities and Exchange Commission's Order File No. 4-460 dated June 27, 2002.

These Sworn Statements are being furnished (not filed) on a voluntary basis pursuant to Item 9 of Form 8-K.

Item 9. Regulation FD Disclosure

The Registrant has included as exhibits hereto the Sworn Statements of its Chief Executive Officer and Chief Financial Officer pursuant to the Securities and Exchange Commission's Order File No. 4-460 dated June 27, 2002. These Sworn Statements are being furnished (not filed) on a voluntary basis pursuant to Item 9 of Form 8-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

INCO LIMITED

By: ______________________

Stuart F. Feiner
Executive Vice-President
General Counsel and Secretary

August 13, 2002

EXHIBIT INDEX

Exhibit No.	Description	Page
(99)	Sworn Statements of the Chief Executive Officer and Chief Financial Officer of the Registrant pursuant to the Securities and Exchange Commission's Order File No. 4-460 dated June 27, 2002. These Sworn Statements are being furnished (not filed) on a voluntary basis pursuant to Item 9 of Form 8-K.	5

Exhibit 99

STATEMENT UNDER OATH OF PRINCIPAL EXECUTIVE OFFICER OF INCO LIMITED REGARDING FACTS AND CIRCUMSTANCES RELATING TO EXCHANGE ACT FILINGS

I, Scott M. Hand, Chairman and Chief Executive Officer of Inco Limited, as Principal Executive Officer of Inco Limited, state and attest that:

(1) To the best of my knowledge, based upon a review of the covered reports of Inco Limited, and, except as corrected or supplemented in a subsequent covered report:

- no covered report contained an untrue statement of a material fact as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed); and

- no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed).

(2) I have reviewed the contents of this statement with Inco Limited's audit committee.

(3) In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report":

- Annual Report on Form 10-K for the year ended December 31, 2001 of Inco Limited filed with the Securities and Exchange Commission;

- all reports on Form 10-Q, all reports on Form 8-K and all definitive proxy materials of Inco Limited filed with the Securities and Exchange Commission subsequent to the filing of the Form 10-K identified above; and

- any amendments to any of the foregoing.

Scott M. Hand

Scott M. Hand
Chairman and Chief Executive Officer
(Principal Executive Officer)
Inco Limited

August 13, 2002

H:\WP\STATEMENT UNDER OATH OF PRINCIPAL EXECUTIVE OFFICER.doc

Subscribed and sworn to before me this 13th day of August 2002

Notary Public Julie Lee Hans

My Commission Expires: N/A

STATEMENT UNDER OATH OF PRINCIPAL FINANCIAL OFFICER OF INCO LIMITED REGARDING FACTS AND CIRCUMSTANCES RELATING TO EXCHANGE ACT FILINGS

I, Farokh S. Hakimi, Executive Vice-President and Chief Financial Officer of Inco Limited, as Principal Financial Officer of Inco Limited, state and attest that:

(1) To the best of my knowledge, based upon a review of the covered reports of Inco Limited, and, except as corrected or supplemented in a subsequent covered report:

- no covered report contained an untrue statement of a material fact as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed); and

- no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed).

(2) I have reviewed the contents of this statement with Inco Limited's audit committee.

(3) In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report":

- Annual Report on Form 10-K for the year ended December 31, 2001 of Inco Limited filed with the Securities and Exchange Commission;

- all reports on Form 10-Q, all reports on Form 8-K and all definitive proxy materials of Inco Limited filed with the Securities and Exchange Commission subsequent to the filing of the Form 10-K identified above; and

- any amendments to any of the foregoing.

Farokh S. Hakimi
Executive Vice-President and
Chief Financial Officer
(Principal Financial Officer)
Inco Limited

August 9, 2002

Subscribed and sworn to
before me this 9th day of August 2002

Notary Public

My Commission Expires: N/A

H:\WP\STATEMENT UNDER OATH OF PRINCIPAL FINANCIAL OFFICER.doc